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Ohio National Financial Services

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

May 4, 2011

Ms. Michelle Roberts

Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F. Street, N.E.

Washington, D.C. 20549-8629

Re:	Ohio National Variable Account A
ONcore Premier WF 4 and ONcore Premier WF 7 Individual Variable Annuities
Form N-4
File Nos. 811-09178 & 333-171785

Dear Ms. Roberts:

This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) on the above-referenced Form N-4 (the “Registration Statement”), which I received via letter dated February 28, 2011. Registrant filed the Registration Statement with the Commission on January 20, 2011 under the Securities Act of 1933 (“1933 Act”).

For convenience, each of Registrant’s responses below is preceded by the applicable Staff comment. Capitalized terms used herein have the meanings given to them in the Registration Statement. Registrant will give effect to disclosure changes made in response to Staff comments by means of a pre-effective amendment filed under the 1933 Act.

1.	General Comment – Guarantees – Please confirm in correspondence to the Staff that there are no types of guarantee or support agreements with third parties to support any of the company’s guarantees under the contracts.

Response: The Registrant confirms that there are no guarantee or support agreements with third parties to support any of the company’s guarantees under the contracts.

2.	Glossary (p. 5)

a.	With respect to the definition of “Death Benefit,” at the end of the second sentence consider deleting “death” from “higher death benefit” to avoid circularity in the definition.

Response: The requested change has been made.

Ms. Roberts

May 4, 2011

b.	With respect to the definition of “Death Benefit Adjustment,” for clarification purposes, please add “an amount” before “added” in the first sentence. Also begin the second sentence with “It represents….”

Response: The requested changes have been made.

3.	Investment Restrictions for Certain Optional Riders (p. 17) – In the first sentence of the first paragraph under Category 4 fund list, please clarify what is meant by “restrictions described above.” In particular, the paragraph discussed transfers from the Enhanced dollar cost averaging account, which is a subset of the Fixed Accumulation Account. However, the Fixed Accumulation Account is not an available option with the GLWB (2011) or Joint GLWB (2011) rider, yet those are the only riders discussed under the heading “Investment Restrictions for Certain Optional Riders.”

Response: The Enhanced dollar cost averaging (“DCA”) account is a subset of the Registrant’s general account. The description of the Enhanced DCA account (on page 26) has been revised to correct the statement that it is a subset of the Fixed Accumulation Account. The relevant sentence in the Enhanced DCA account description now states:

The Enhanced DCA account is a subset of our general account.

Given that change, the Registrant respectfully submits that further change to the language in the “Investment Restrictions for Certain Optional Riders” is not necessary.

4.	Deduction for Mortality and Expense Risk (p. 21)

a.	The sentence “[w]e may discontinue this limitation on our right to increase the deduction, but only as to contracts purchased after notice of the discontinuance requires further clarification. For example, if the intent of this disclosure with respect to WF 7 is that this increase be no more than 1.05% then explicitly state that “[w]e may discontinue this limitation on our right to increase the deduction up to 1.05%.” Likewise, a similar change to disclosure with respect to WF 4’s 1.55% charge should be made. Otherwise, please explain supplementally to the Staff the disclosure’s intent and the relevance to investors that will receive this prospectus.

Response: For WF 7 the sentence has been revised to state:

We may discontinue this limitation on our right to increase the deduction up to 1.05%.

For WF 4, the sentence has been revised to state:

We may discontinue this limitation on our right to increase the deduction up to 1.55% (1.05% after the fourth contract year).

5.

Purchase Payments (p 23) – Please clarify with respect to the following what is intended by the disclosure “limit additional purchase payments”: We reserve the right to limit additional purchase payments if you have purchased the Premium Protection rider, Joint Premium Protection, Premium

Ms. Roberts

May 4, 2011

Protection Plus rider, Joint Premium Protection Plus rider, GLWB (2011) or Joint GLWB (2011).” Specifically, it is unclear whether the intent of the disclosure is to provide additional limits beyond those presented in clauses (a) and (b) of the second paragraph of this section. If that is the intent, please disclose those limits here.

Response: The intent of the disclosure is to reserve the right to not allow additional purchase payments or impose different limits on purchase payments if the owner has purchased one of those riders. The disclosure has been revised as follows:

We reserve the right to not allow any additional purchase payments or to limit additional purchase payments if you have purchased the Premium Protection rider, Joint Premium Protection rider, Premium Protection Plus rider, Joint Premium Protection Plus rider, GLWB (2011) or Joint GLWB (2011). If you purchase one of these riders, we currently limit total purchase payments to $3,000,000.

6.	Crediting Accumulation Units (p 24) – In the last sentence of the last paragraph under this section add “at our home office” after “received after 4 p.m. (Eastern time).”

Response: The requested change has been made.

7.	Allocation of Purchase Payments (p. 24) – After the second sentence of this section, which begins “[w]e reserve the right…,” add disclosure to the following effect: “Advance written notice will be given to contract owners prior to instituting any such change.”

Response: The following sentence has been added:

We will provide you prior written notice before we will limit you to no more than 10 investment options.

8.	Guaranteed Enhancement Benefit Riders (p. 38) – If applicable, add the following disclosure to this section: “You cannot purchase this rider once the annuitant is 76 years old.” Also add the disclosure, if applicable, to the Summary on p. 39 with respect to these riders.

Response: The requested additions have been made.

9.	Optional Guaranteed Lifetime Withdrawal Benefit (“GLWB”) Riders (p. 43) – In the third paragraph of this section, the third sentence appears to repeat information reflected in the second sentence. Consequently, consider deleting the statement “You may not purchase the GLWB (2011) rider if you have any rider, other than the annual stepped-up death benefit, Premium Protection death benefit or Premium Protection Plus death benefit on your contract.”

Response: The following sentence has been deleted:

If you choose the GLWB (2011) rider, you may not have any other rider available under the contract except for the annual stepped-up death benefit, Premium Protection death benefit or Premium Protection Plus death benefit.

Ms. Roberts

May 4, 2011

10.	Example (p. 47) – In the second full paragraph on this page, which begins “[i]n year four…,” please confirm the information in the parathentical is correctly presented as “(8% of $180,000 Annual Credit Calculation Base)” as opposed to (8% of $204,800 Annual Credit Calculation Base). If that parathentical figure is revised, please review the figures presented in the subsequent paragraphs of this section and confirm those figures in correspondence to the Staff.

Response: The “(8% of $180,000 Annual Credit Calculation Base)” is the correct figure. The Annual Credit Calculation Base only increases when an additional purchase payment is made, such as in year three in the example. At that time the Annual Credit Calculation Base increased to $180,000.

11.	Power of Attorney (Part C) – Please provide a Power of Attorney that relates specifically to the Securities Act of 1933 file number of this new registration statement.

Response: A new Power of Attorney that relates specifically to the Securities Act of 1933 file number of this new registration statement will be filed with the pre-effective amendment.

12.	Exhibits and Other Information – Any exhibits and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

Response: Any exhibits and other required disclosure not included in the Registration Statement will be included in a pre-effective amendment to the Registration Statement.

Registrant acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective or permit them to go effective on their own, the Commission is not foreclosed from taking any action with respect to the filings. Registrant also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective or allowing them to go effective on their own, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings and that the registrant may not assert such action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (513) 794-6278 should you have any questions.

Sincerely, /s/ Kimberly A. Plante Kimberly A. Plante Senior Associate Counsel